UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 001-40310

INNOVIZ TECHNOLOGIES LTD.
(Translation of registrant’s name into English)

Innoviz Technologies Campus
5 Uri Ariav Street, Bldg. C
Nitzba 300, Rosh HaAin, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory Note

On August 21, 2023 Innoviz Technologies Ltd. (the “Company”) announced the appointment of Mr. Elad Hofstetter as the Company’s new Chief Business Officer.

Mr. Hofstetter will oversee the Company’s business development activities, establish sales targets and KPIs, and implement, report and review strategic sales and marketing plans. Hofstetter replaces Ms. Tali Chen, who is stepping down from her CBO role to pursue a CEO position in a privately held company. Ms. Chen will continue with the Company through the end of September 2023 to ensure a smooth transition.

Mr. Hofstetter joined the Company in 2018, served in several positions in the Company, including as the Company’s VP of Product since 2021. Mr. Hofstetter has over 15 years of experience in R&D, product and project management positions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INNOVIZ TECHNOLOGIES LTD.

Date: August 21, 2023	By:	/s/ Eldar Cegla
Name: Eldar Cegla
Title: Chief Financial Officer